Exhibit 99.1

Baidu Announces Second Quarter 2024 Results

BEIJING, China, Aug 22, 2024 — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the second quarter ended June 30, 2024.

“AI Cloud continued to accelerate in the second quarter, offsetting the ongoing macro headwinds for online marketing revenue and resulting in modestly positive topline growth for Baidu Core. Operationally, we fast-tracked the renovation of Baidu search, which we believe will drive long-term success despite the short-term impact on monetization. We also achieved new breakthroughs with Apollo Go, which now offers 100% fully driverless ride-hailing services in practically the entire Wuhan municipality, and has started scalable testing of the latest RT6 vehicles,” said Robin Li, Co-founder and CEO of Baidu. “Gradually, the transformative impact of Gen-AI and foundation models is becoming more tangible in business and everyday life. Throughout all layers of our AI technology stack and with the rapid adoption of applications built on top of ERNIE, we are scaling AI to address real-world problems and generate substantial value both for external customers and our own product portfolio.”

“As we speeded up the AI-native transformation of our products in the second quarter, we continued to optimize our operations and maintained a healthy margin,” said Rong Luo, CFO of Baidu. “For AI Cloud in particular, we expect growth to maintain a strong momentum.”

Second Quarter 2024 Financial Highlights1

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q2	Q1
	2023	2024	Q2 2024		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	34,056	31,513	33,931	4,669	(0%)	8%
Operating income	5,210	5,484	5,944	818	14%	8%
Operating income (non-GAAP)[2]	7,334	6,673	7,500	1,032	2%	12%
Net income to Baidu	5,210	5,448	5,488	755	5%	1%
Net income to Baidu (non-GAAP)[2]	7,998	7,011	7,396	1,018	(8%)	5%
Diluted earnings per ADS	14.17	14.91	15.01	2.07	6%	1%
Diluted earnings per ADS (non-GAAP)[2]	22.55	19.91	21.02	2.89	(7%)	6%
Adjusted EBITDA[2]	9,116	8,244	9,147	1,259	0%	11%
Adjusted EBITDA margin	27%	26%	27%	27%

1

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.2672 as of June 28, 2024, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

2	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

	Baidu Core
(In millions, unaudited)	Q2	Q1
	2023	2024	Q2 2024		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	26,407	23,803	26,687	3,672	1%	12%
Operating income	4,568	4,538	5,608	772	23%	24%
Operating income (non-GAAP)[2]	6,516	5,586	7,005	964	8%	25%
Net income to Baidu Core	5,012	5,150	5,462	752	9%	6%
Net income to Baidu Core (non-GAAP)[2]	7,694	6,628	7,290	1,003	(5%)	10%
Adjusted EBITDA[2]	8,229	7,118	8,617	1,186	5%	21%
Adjusted EBITDA margin	31%	30%	32%	32%

Operational Highlights

Corporate

•

Baidu expanded the ERNIE family of models with the launch of ERNIE 4.0 Turbo in June 2024, offering superior capabilities for typical use cases, and designed to run faster and at lower cost compared to ERNIE 4.0.

•	Baidu returned US$301 million to shareholders since the beginning of Q2 2024, bringing the cumulative repurchase to about US$1.2 billion under the 2023 share repurchase program.

•

Baidu earned a position in the China edition of the S&P Global Sustainability Yearbook, in recognition of its exceptional ESG performance. The selection stems from a comprehensive evaluation of 1,700 Chinese companies as part of the S&P Global 2023 Corporate Sustainability Assessment, underscoring Baidu’s sustainability practices.

AI Cloud

•	PaddlePaddle and ERNIE developer community grew to 14.7 million in June 2024.

Intelligent Driving

•

Apollo Go, Baidu’s autonomous ride-hailing service, provided about 899K rides in the second quarter of 2024, up 26% year over year. As of July 28, 2024, the cumulative rides provided to the public by Apollo Go surpassed 7 million.

•	On June 19, Apollo Go started offering 100% fully driverless operations in practically the entire Wuhan municipality, its largest operational city, marking a significant milestone.

•	The sixth-generation of our autonomous vehicle, the RT6, is now undergoing scalable testing.

Mobile Ecosystem

•	In June 2024, Baidu App’s MAUs reached 703 million, up 4% year over year.

•	Managed Page accounted for 51% of Baidu Core’s online marketing revenue in the second quarter of 2024.

Second Quarter 2024 Financial Results

Total revenues were RMB33.9 billion ($4.67 billion), which was basically flat from last year.

•

Revenue from Baidu Core was RMB26.7 billion ($3.67 billion), increasing 1% year over year; online marketing revenue was RMB19.2 billion ($2.64 billion), decreasing 2% year over year, and non-online marketing revenue was RMB7.5 billion ($1.03 billion), up 10% year over year, mainly driven by AI Cloud business.

•	Revenue from iQIYI was RMB7.4 billion ($1.02 billion), decreasing 5% year over year.

Cost of revenues was RMB16.4 billion ($2.26 billion), increasing 1% year over year, primarily due to an increase in traffic acquisition costs and costs related to AI Cloud business.

Selling, general and administrative expenses were RMB5.7 billion ($784 million), decreasing 9% year over year, primarily due to a decrease in expected credit losses, channel spending and promotional marketing expenses and personnel related expenses.

Research and development expenses were RMB5.9 billion ($810 million), decreasing 8% year over year, primarily due to a decrease in personnel related expenses.

Operating income was RMB5.9 billion ($818 million). Baidu Core operating income was

RMB5.6 billion ($772 million), and Baidu Core operating margin was 21%. Non-GAAP operating income was RMB7.5 billion ($1.03 billion). Non-GAAP Baidu Core operating income was RMB7.0 billion ($964 million), and non-GAAP Baidu Core operating margin was 26%.

Total other income, net was RMB771 million ($106 million), decreasing 44% year over year, primarily due to a decrease in net foreign exchange gain and disposal gain, partially offset by the decrease in fair value loss and impairment loss from long-term investments.

Income tax expense was RMB1.1 billion ($156 million), compared to RMB1.3 billion in the same period last year.

Net income attributable to Baidu was RMB5.5 billion ($755 million), and diluted earnings per ADS was RMB15.01 ($2.07). Net income attributable to Baidu Core was RMB5.5 billion ($752 million), and net margin for Baidu Core was 20%. Non-GAAP net income attributable to Baidu was RMB7.4 billion ($1.02 billion). Non-GAAP diluted earnings per ADS was RMB21.02 ($2.89). Non-GAAP net income attributable to Baidu Core was RMB7.3 billion ($1.00 billion), and non-GAAP net margin for Baidu Core was 27%.

Adjusted EBITDA was RMB9.1 billion ($1.26 billion) and adjusted EBITDA margin was 27%. Adjusted EBITDA for Baidu Core was RMB8.6 billion ($1.19 billion) and adjusted EBITDA margin for Baidu Core was 32%.

As of June 30, 2024, cash, cash equivalents, restricted cash and short-term investments were RMB162.0 billion ($22.29 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB155.0 billion ($21.32 billion). Free cash flow was

RMB6.3 billion ($862 million), and free cash flow excluding iQIYI was RMB5.9 billion ($810 million).

Conference Call Information

Baidu’s management will hold an earnings conference call at 8.00 AM on Aug 22, 2024, U.S. Eastern Time (8.00 PM on Aug 22, 2024, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc. Q2 2024 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click:

https://s1.c-conf.com/diamondpass/10040402-jgu7y6.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, and amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain, impairment of long-term investments, and fair value gain (loss) of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.”

Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Revenues:
Online marketing services	21,081	18,490	20,625	2,838	39,053	39,115	5,382
Others	12,975	13,023	13,306	1,831	26,147	26,329	3,623

Total revenues	34,056	31,513	33,931	4,669	65,200	65,444	9,005

Costs and expenses:
Cost of revenues(1)	16,167	15,291	16,398	2,257	31,319	31,689	4,361
Selling, general and administrative(1)	6,298	5,375	5,700	784	11,887	11,075	1,524
Research and development(1)	6,381	5,363	5,889	810	11,804	11,252	1,548

Total costs and expenses	28,846	26,029	27,987	3,851	55,010	54,016	7,433

Operating income	5,210	5,484	5,944	818	10,190	11,428	1,572
Other income:
Interest income	1,948	2,091	1,993	274	3,863	4,084	562
Interest expense	(817)	(766)	(742)	(102)	(1,621)	(1,508)	(208)
Foreign exchange gain, net	1,176	401	93	13	1,070	494	68
Share of losses from equity method investments	(383)	(205)	(119)	(16)	(431)	(324)	(45)
Others, net	(555)	(275)	(454)	(63)	1,083	(729)	(100)

Total other income, net	1,369	1,246	771	106	3,964	2,017	277

Income before income taxes	6,579	6,730	6,715	924	14,154	13,445	1,849
Income tax expense	1,270	883	1,131	156	2,463	2,014	277

Net income	5,309	5,847	5,584	768	11,691	11,431	1,572
Net income attributable to noncontrolling interests	99	399	96	13	656	495	68

Net income attributable to Baidu	5,210	5,448	5,488	755	11,035	10,936	1,504

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Earnings per ADS
(1 ADS representing 8
Class A ordinary shares):
— Basic	14.34	14.97	15.11	2.08	30.55	30.12	4.14
— Diluted	14.17	14.91	15.01	2.07	30.05	29.98	4.13
Earnings per share for Class A and Class B ordinary shares:
— Basic	1.79	1.87	1.89	0.26	3.82	3.77	0.52
— Diluted	1.77	1.86	1.88	0.26	3.76	3.74	0.51
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
— Basic	2,804	2,804	2,796	2,796	2,801	2,800	2,800
— Diluted	2,834	2,816	2,804	2,804	2,836	2,810	2,810

(1) Includes share-based compensation expenses as follows:

Cost of revenues	194	108	146	20	292	254	35
Selling, general and administrative	446	417	385	53	909	802	110
Research and development	1,403	618	981	135	2,231	1,599	220

Total share-based compensation expenses	2,043	1,143	1,512	208	3,432	2,655	365

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the exchange rate in effect as of June 28, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	25,231	43,534	5,990
Restricted cash	11,503	11,646	1,603
Short-term investments, net	168,670	106,821	14,699
Accounts receivable, net	10,848	11,112	1,529
Amounts due from related parties	1,424	1,396	192
Other current assets, net	12,579	12,757	1,756

Total current assets	230,255	187,266	25,769

Non-current assets:
Fixed assets, net	27,960	29,154	4,012
Licensed copyrights, net	6,967	6,914	951
Produced content, net	13,377	14,320	1,970
Intangible assets, net	881	812	112
Goodwill	22,586	22,586	3,108
Long-term investments, net	47,957	46,193	6,356
Long-term time deposits and held-to-maturity investments	24,666	72,497	9,976
Amounts due from related parties	195	212	29
Deferred tax assets, net	2,100	2,342	322
Operating lease right-of-use assets	10,851	10,919	1,503
Other non-current assets	18,964	22,312	3,071

Total non-current assets	176,504	228,261	31,410

Total assets	406,759	415,527	57,179

	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$
LIABILITIES, REDEEMABLE
NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	10,257	12,514	1,722
Accounts payable and accrued liabilities	37,717	37,988	5,227
Customer deposits and deferred revenue	14,627	14,038	1,932
Deferred income	306	291	40
Long-term loans, current portion	2	29	4
Convertible senior notes, current portion	2,802	2,892	398
Notes payable, current portion	6,029	7,986	1,099
Amounts due to related parties	1,603	1,831	252
Operating lease liabilities	3,108	3,196	440

Total current liabilities	76,451	80,765	11,114

Non-current liabilities:
Deferred income	200	287	39
Deferred revenue	481	520	72
Amounts due to related parties	77	67	9
Long-term loans	14,223	14,859	2,045
Notes payable	34,990	27,860	3,834
Convertible senior notes	8,144	8,408	1,157
Deferred tax liabilities	2,725	2,940	405
Operating lease liabilities	5,040	5,056	696
Other non-current liabilities	1,820	1,827	250

Total non-current liabilities	67,700	61,824	8,507

Total liabilities	144,151	142,589	19,621

Redeemable noncontrolling interests	9,465	10,107	1,391
Equity
Total Baidu shareholders’ equity	243,626	252,769	34,782
Noncontrolling interests	9,517	10,062	1,385

Total equity	253,143	262,831	36,167

Total liabilities, redeemable noncontrolling interests, and equity	406,759	415,527	57,179

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended				Three months ended				Three months ended				Three months ended
	June 30, 2023 (RMB)				March 31, 2024 (RMB)				June 30, 2024 (RMB)				June 30, 2024 (US$)
	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,
	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.
Total revenues	26,407	7,802	(153)	34,056	23,803	7,927	(217)	31,513	26,687	7,439	(195)	33,931	3,672	1,024	(27)	4,669
YOY									1%	(5%)		(0%)
QOQ									12%	(6%)		8%
Costs and expenses:
Cost of revenues(1)	10,553	5,774	(160)	16,167	9,839	5,631	(179)	15,291	10,888	5,678	(168)	16,398	1,498	781	(22)	2,257
Selling, general and administrative(1)	5,344	979	(25)	6,298	4,492	922	(39)	5,375	4,751	970	(21)	5,700	654	133	(3)	784
Research and development(1)	5,942	439	—	6,381	4,934	429	—	5,363	5,440	449	—	5,889	748	62	—	810

Total costs and expenses	21,839	7,192	(185)	28,846	19,265	6,982	(218)	26,029	21,079	7,097	(189)	27,987	2,900	976	(25)	3,851

YOY
Cost of revenues									3%	(2%)		1%
Selling, general and administrative									(11%)	(1%)		(9%)
Research and development									(8%)	2%		(8%)
Costs and expenses									(3%)	(1%)		(3%)
Operating income (loss)	4,568	610	32	5,210	4,538	945	1	5,484	5,608	342	(6)	5,944	772	48	(2)	818
YOY									23%	(44%)		14%
QOQ									24%	(64%)		8%
Operating margin	17%	8%		15%	19%	12%		17%	21%	5%		18%
Add: total other income (loss), net	1,603	(234)	—	1,369	1,508	(262)	—	1,246	1,011	(240)	—	771	139	(33)	—	106
Less: income tax expense	1,262	8	—	1,270	866	17	—	883	1,105	26	—	1,131	152	4	—	156
Less: net (loss) income attributable to NCI	(103)	3	199 (3)	99	30	11	358 (3)	399	52	7	37 (3)	96	7	1	5 (3)	13

Net income (loss) attributable to Baidu	5,012	365	(167)	5,210	5,150	655	(357)	5,448	5,462	69	(43)	5,488	752	10	(7)	755

YOY									9%	(81%)		5%
QOQ									6%	(89%)		1%
Net margin	19%	5%		15%	22%	8%		17%	20%	1%		16%

	Three months ended				Three months ended				Three months ended				Three months ended
	June 30, 2023 (RMB)				March 31, 2024 (RMB)				June 30, 2024 (RMB)				June 30, 2024 (US$)
	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,	Baidu		Elim &	Baidu,
	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.	Core	iQIYI	adj(2)	Inc.
Non-GAAP financial measures:
Operating income (non-GAAP)	6,516	786		7,334	5,586	1,086		6,673	7,005	501		7,500	964	70		1,032
YOY									8%	(36%)		2%
QOQ									25%	(54%)		12%
Operating margin (non-GAAP)	25%	10%		22%	23%	14%		21%	26%	7%		22%
Net income attributable to Baidu (non-GAAP)	7,694	595		7,998	6,628	844		7,011	7,290	247		7,396	1,003	34		1,018
YOY									(5%)	(58%)		(8%)
QOQ									10%	(71%)		5%
Net margin (non-GAAP)	29%	8%		23%	28%	11%		22%	27%	3%		22%
Adjusted EBITDA	8,229	855		9,116	7,118	1,125		8,244	8,617	536		9,147	1,186	75		1,259
YOY									5%	(37%)		0%
QOQ									21%	(52%)		11%
Adjusted EBITDA margin	31%	11%		27%	30%	14%		26%	32%	7%		27%

(1) Includes share-based compensation as follows:
Cost of revenues	160	34		194	76	32		108	117	29		146	16	4		20
Selling, general and administrative	356	90		446	353	64		417	292	93		385	40	13		53
Research and development	1,358	45		1,403	575	43		618	945	36		981	130	5		135

Total share-based compensation	1,874	169		2,043	1,004	139		1,143	1,354	158		1,512	186	22		208

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net income attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions,unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	June 30, 2023 (RMB)			March 31, 2024 (RMB)			June 30, 2024 (RMB)			June 30, 2024 (US$)
	Baidu			Baidu			Baidu			Baidu
	excl.		Baidu,	excl.		Baidu,	excl.		Baidu,	excl.		Baidu,
	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.	iQIYI	iQIYI	Inc.
Net cash provided by operating activities	9,746	886	10,632	5,284	936	6,220	7,970	409	8,379	1,097	56	1,153
Net cash provided by (used in) investing activities	7,309	(421)	6,888	(2,893)	(223)	(3,116)	13,824	337	14,161	1,903	46	1,949
Net cash provided by (used in) financing activities	1,908	(1,176)	732	2,126	261	2,387	(9,946)	869	(9,077)	(1,369)	120	(1,249)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	496	128	624	154	15	169	66	22	88	9	3	12

Net increase (decrease) in cash, cash equivalents and restricted cash	19,459	(583)	18,876	4,671	989	5,660	11,914	1,637	13,551	1,640	225	1,865
Cash, cash equivalents and restricted cash
At beginning of period	30,355	5,665	36,020	32,293	5,281	37,574	36,964	6,270	43,234	5,086	863	5,949
At end of period	49,814	5,082	54,896	36,964	6,270	43,234	48,878	7,907	56,785	6,726	1,088	7,814
Net cash provided by operating activities	9,746	886	10,632	5,284	936	6,220	7,970	409	8,379	1,097	56	1,153
Less: Capital expenditures	(2,693)	(13)	(2,706)	(2,016)	(22)	(2,038)	(2,090)	(28)	(2,118)	(287)	(4)	(291)

Free cash flow	7,053	873	7,926	3,268	914	4,182	5,880	381	6,261	810	52	862

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	June 30, 2023 (RMB)			March 31, 2024 (RMB)			June 30, 2024 (RMB)			June 30, 2024 (US$)

	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,
	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.
Operating income	4,568	610	5,210	4,538	945	5,484	5,608	342	5,944	772	48	818
Add: Share-based compensation expenses	1,874	169	2,043	1,004	139	1,143	1,354	158	1,512	186	22	208
Add: Amortization and impairment of intangible assets(1)	74	7	81	44	2	46	43	1	44	6	—	6

Operating income (non-GAAP)	6,516	786	7,334	5,586	1,086	6,673	7,005	501	7,500	964	70	1,032
Add: Depreciation of fixed assets	1,713	69	1,782	1,532	39	1,571	1,612	35	1,647	222	5	227

Adjusted EBITDA	8,229	855	9,116	7,118	1,125	8,244	8,617	536	9,147	1,186	75	1,259
Net income attributable to Baidu	5,012	365	5,210	5,150	655	5,448	5,462	69	5,488	752	10	755
Add: Share-based compensation expenses	1,872	169	1,949	1,003	139	1,066	1,353	158	1,425	185	22	196
Add: Amortization and impairment of intangible assets(1)	61	7	65	42	2	43	41	1	41	6	—	6
Add: Disposal (gain)	(919)	(89)	(959)	(458)	—	(458)	(30)	—	(30)	(4)	—	(4)
Add: Impairment of long-term investments	270	155	340	36	71	68	26	17	34	4	2	5
Add: Fair value loss (gain) of long-term investments	1,239	(4)	1,237	725	(23)	714	531	2	531	73	—	73
Add: Reconciling items on equity method investments(2)	296	(9)	292	280	—	280	83	—	83	11	—	11
Add: Tax effects on non-GAAP adjustments(3)	(137)	1	(136)	(150)	—	(150)	(176)	—	(176)	(24)	—	(24)

Net income attributable to Baidu (non-GAAP)	7,694	595	7,998	6,628	844	7,011	7,290	247	7,396	1,003	34	1,018

	Three months ended			Three months ended			Three months ended			Three months ended
	June 30, 2023 (RMB)			March 31, 2024 (RMB)			June 30, 2024 (RMB)			June 30, 2024 (US$)
	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,	Baidu		Baidu,
	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.	Core	iQIYI	Inc.
Diluted earnings per ADS			14.17			14.91			15.01			2.07
Add: Accretion of the redeemable noncontrolling interests			0.50			0.55			0.57			0.08
Add: Non-GAAP adjustments to earnings per ADS			7.88			4.45			5.44			0.74

Diluted earnings per ADS (non-GAAP)			22.55			19.91			21.02			2.89

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.